Exhibit 12
                           STEWART ENTERPRISES, INC.
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)

                                 (UNAUDITED)


                                           YEARS ENDED OCTOBER 31,                                       NINE MONTHS
                                     ----------------------------------------------------------             ENDED
                                     1993         1994          1995         1996          1997         JULY 31, 1998
                                     ----         ----          ----         ----          ----         -------------
Earnings from continuing operations
  before income taxes                $ 29,569     $ 42,198      $ 41,500(1)  $  82,075     $ 106,477(2)  $ 31,162(3)
Fixed charges:
  Interest expense                      6,540        8,877        22,815        26,051        38,031       31,336
  Interest portion of lease expense       585          935         1,343         1,522         2,181        1,760
                                      -------      -------       -------       -------       -------      -------
Total fixed charges                     7,125        9,812        24,158        27,573        40,212       33,096

Earnings from continuing operations
  before income taxes and fixed
   charges                           $ 36,694     $ 52,010      $ 65,658(1)  $ 109,648     $ 146,689(2)  $ 64,258(3)
                                      =======      =======       =======       =======       =======      =======
Ratio of earnings to fixed charges       5.15         5.30          2.72(1)       3.98          3.65(2)      1.94(3)
                                      =======      =======       =======       =======       =======      =======



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(1) Includes  a non-recurring, non-cash charge of $17,252 ($10,869 after-tax)
recorded in connection with the vesting of the Company's performance-based stock options.

(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).

(3) Includes a non-recurring, non-cash charge of $76,762 ($50,279 after-tax) recorded in connection with the vesting of the Company's performance-based stock options.

--------------------------------

During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.